JEEVA MEDICAL CORP.

Unaudited Financial Statements For The Years Ended December 31, 2017, and 2016

March 9, 2018



Independent Accountant's Review Report

To Management
Jeeva Medical Corp.
Brunswick, ME

We have reviewed the accompanying balance sheet of Jeeva Medical Corp. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 9, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

JEEVA MEDICAL CORP.
BALANCE SHEET
DECEMBER 31, 2017, AND 2016
_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 23,097	$ 29,277
TOTAL CURRENT ASSETS	23,097	29,277
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Related Party Loan	-	139,625
TOTAL LIABILITIES	-	139,625
SHAREHOLDERS' EQUITY		
Paid in Capital	168,625	29,000
Retained Earnings (Deficit)	(145,529)	(139,348)
TOTAL SHAREHOLDERS' EQUITY	23,096	(110,348)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 23,097	$ 29,277

JEEVA MEDICAL CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017		2016
Operating Income			
Sales, Net	$ 5,140	$	78,276
Gross Profit	5,140		78,276
Operating Expense			
General & Adminstrative	11,320		26,646
Advertising	-		-
Research & Development	-		42,966
	11,320		69,612
Net Income from Operations	(6,181)		8,664
Net Income	$ (6,181)	$	8,664

JEEVA MEDICAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (6,181)	$ 8,664
Net Cash Flows From Operating Activities	(6,181)	8,664
Cash Flows From Financing Activities		
Change in Related Party Loan	(139,625)	23,176
Change in Paid in Capital	139,625	(15,000)
Net Cash Flows From Investing Activities	-	8,176
Cash at Beginning of Period	29,277	12,437
Net Increase (Decrease) In Cash	(6,181)	16,840
Cash at End of Period	$ 23,097	$ 29,277

JEEVA MEDICAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Beginning Equity	$ (110,348)	$ (104,012)
Change in Paid in Capital	139,625	(15,000)
Net Income	(6,181)	8,664
Ending Equity	$ 23,097	$ (110,348)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jeeva Medical Corp. ("the Company") is a corporation organized under the laws of the States of Delaware, and Maine. The Company produces smart medical devices for consumer and healthcare enterprise markets.

The Company will conduct an equity crowdfund offering during the first quarter of calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives, may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company recognizes advertising expenses in the period incurred.

Intellectual Property

The Company recognizes research and development costs as expenses in the period incurred. As of December 31, 2017, the Company had a patent pending in the United States. Future costs associated either with obtaining, or defending the patent, will be capitalized as intellectual property and amortized over the patent's useful or legal life.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2020, respectively. The Company reported net operating losses for the year ended December 31, 2015, and 2017. The net operating losses may be carried back to reduce taxable income in prior years and will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of the benefits associated with the net operating loss carryforward, no amount has been recognized in the statements to account for them. The tax benefits associated with net operating losses expire if unused after twenty years.

The Company is subject to tax filing requirements in the State of Maine. The Company's tax filings for 2015, 2016, and 2017 in the State of Maine will remain subject to review by that state until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax requirements in the State of Delaware. The Company's Delaware annual reports for the years 2015, 2016, and 2017 will be subject to review by that state until 2019, 2020, and 2021, respectively.

NOTE C- EQUITY

The Company has authorized three classes of equity of no par value, with varying rights to vote on key issues of Company business. Class A shares (7,000,000 authorized) allow holders one vote per share of stock. Class B Preferred shares (5,000,000 authorized) allow five votes per share. Class C shares (3,000,000 authorized) carry no voting rights.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

In 2016, and 2017, the Company's board authorized the issuance of shares to various corporate officers (Class A), and other key outside stakeholders (Class C). The shares have vesting periods ranging from three to four years.

NOTE D- RELATED PARTY DEBT

In 2015, and 2016, the Company's CEO loaned money to the Company in the form of certain operating expenses paid on the Company's behalf. The amounts advanced were unsecured, accrued no interest, and did not have a fixed repayment scheduled. Subsequent December 31, 2016, the Company agreed to convert the debt to Class B stock at a price of $1.00 per share.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company has a key relationship with a single third-party engineering and design firm, located in California. This firm also holds warrants for stock in the Company.

The Company has a key relationship with a single third-party manufacturer located outside the United States.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 9, 2018, the date that the financial statements were available to be issued.